DynaResource, Inc.

222 W. Las Colinas Blvd.

Suite 744 East Tower

Irving, Texas 75039

(972) 868-9066

Ms. Tia L. Jenkins November 23, 2015

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:      DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed May 6, 2015

File No. 000-30371

Dear Ms. Jenkins:

We received your letter dated October 21, 2015 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File No. 000-30371. We have restated the Commission’s comments below and have included our responses to each comment.

Properties, Page 16

Property Location, Page 17

1.	Please modify your filing and insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments upload to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

pg. 1

Response:

We will amend our filing in order to insert small-scale maps showing the location and access to each material property. Each map will reflect the features suggested.

San Jose de Garcia – History, Page 21

2.	We note you disclose previous mining activities on your properties. Please amend your filing and elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response:

We will amend our filing in order to address the existence (or absence) of any surface disturbance or contamination issues found on the surface or in the groundwater due to historical activities.

Our filing will include disclosure substantially as follows:

Historical production at San Jose de Gracia occurred prior to the Mexican Revolution (pre 1910). The Company is not aware of any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities.

Since acquisition and consolidation of the project under DynaResource de Mexico SA de CV. (“DynaMéxico”), all activities conducted at San Jose de Gracia have been permitted in accordance with Mexico regulations, the specifics of which are described below:

On June 17, 2013, DynaResource de Mexico received from the Secretaria de Medio Ambiente Y Recursos Naturales (“Semarnat”), the federal environmental authority in Mexico, the approval and permission which allows for the rehabilitation and operation of the pilot mill facility at San Jose de Gracia (the “Semarnat Permit”). Under the terms of the Semarnat Permit, DynaMexico is responsible for maintaining the San Jose de Gracia pilot mill facility, as well as the adjacent tailings pond area, in compliance with Semarnat regulations.

On September 30, 2013 DynaResource de Mexico also received from Semarnat, the approval and permission which allows for the exploitation and mining activities at the San Pablo Area of San Jose de Gracia (the “Semarnat Exploitation Permit”). Under the terms of the Semarnat Exploitation Permit, DynaMéxico’s exploitation and mining activities are restricted to the San Pablo Area of San Jose de Gracia.

As a point of information, the area covered by the Semarnat Exploitation Permit does not require any environmental impact study, as there are no new surface disturbances contemplated in the current operations.

Mineral Resources Estimate for the San Jose de Garcia Property (2012), page 23

3.	We note you have disclosed resources estimates for your property that conform to Canada’s National Instrument 43-101. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing to remove all resource quantity and quality disclosure from your filing.

Response:

We will amend our filing to remove all resource quantity and quality disclosure from our filing, including any mention of those portions of the NI 43-101 Technical Report which refer to resource quantity and quality in either prose or graph format.

pg. 2

4.	At various locations elsewhere in your filing, you use the terms measured, indicated, and/or inferred resources to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing to remove all resource disclosure from your filing.

Response:

We will amend our filing in order to remove all resource quantity and quality disclosure, including any mention of those portions of the NI 43-101 Technical Report which refer to resource quantity and quality (such as “measured,” “indicated,” or “inferred” resources) in either prose or graph format.

Test Underground Mining and Pilot Mill Operations, Page 29

5.	Please disclose your annual production as required by Item 102 of Regulation S-K Instruction 3. This would include your metallurgical recovery, the tonnes and grade of your material mined, material processed, and concentrate/dore produced. In addition, please disclose the ounces of gold produced and ounces of gold sold.

Response:

We will amend our filing in order to disclose our annual production as required by Item 102 of Regulation S-K Instruction 3.

For clarity, our filing will include additional information substantially as follows:

Period	Total Tons Mined & Processed (Gravity Only)	Reported Mill Grade (g/t Au)	Reported Recovery	Gold Production (Au oz.)	Net Gold Sold (Au oz.)
2014	5,156	12.45	~45%	929	830

Period	Total Tons Mined and Processed (Gravity + Flotation)	Reported Mill Grade (g/t Au)	Reported Recovery	Gold Production (Au oz.)	Gold Sold (Au oz.)
2014	3,694	7.86	~80%	747	608

6.	Please modify your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
•	A description of any work completed on your property and its present condition.
•	The details as to modernization and physical condition of your processing plant and equipment.
•	Describe your mine, including surface or subsurface improvements and mining equipment.
•	Provide a description of your equipment, infrastructure, and other facilities.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
pg. 3

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the forgoing, available on your website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Response:

We will amend our filing in order to disclose the information required under paragraph (b) of Industry Guide 7, entitled “Mining Operation Disclosure,” for all of our material properties.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, Page 33

Results for the Years Ended December 31, 2014 and 2013 page 35

7.	We note your statement that you are still in the development stage in this section. The terms development and production have a specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.

Response:

We will amend our filing in order to remove any statement that the Company is or has been in the development stage.

For clarity, our filing will include information referencing production, solely as it relates to the Company’s test mining and pilot mill operations at San Jose de Gracia, and distinguish those operations from commercial-scale production.

Financial Statements and Supplementary Data, page 41

Notes to the Consolidated Financial Statements, page 47

Note 1- Nature of Activities and Significant Accounting Policies

Per Share Amounts, page 51

8.	Please revise to quantify the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to ASC 260-10-50-1(c).

Response:

We will amend our filing so that the section entitled “Per Share Amounts,” in the second paragraph thereof, will read substantially as follows: At December 31, 2014, the Company had 1,259,650 warrants outstanding which, upon exercise, would result in the issuance of 1,259,650 shares of common stock. Also at December 31, 2014, the Company had convertible debt instruments outstanding which, upon conversion, would result in the issuance of 373,829 shares of common stock. In addition, upon such conversion, the holders of the convertible debt instruments would receive warrants exercisable for an aggregate of 373,829 shares of common stock. As the Company incurred a net loss during the period ended December 31, 2014, the basic and diluted loss per common share is the same amount, as any common stock equivalents would be considered anti-dilutive and, therefore, have been excluded from the computation.

pg. 4

As a point of information, at fiscal year-end 2013, the Company had 12,789,978 shares outstanding on a fully-diluted basis, and at fiscal year-end 2014, the Company had 16,153,332 shares outstanding on a fully-diluted basis.

Controls and Procedures, page 65

9.	We note that you concluded both your disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) were effective as of December 31, 2014. We further note the revisions to prior period financial statements disclosed in Note 13 that appear to have resulted from multiple errors that were identified. Please explain to us the basis for conclusions on the effectiveness of both your DC&P and ICFR as of December 31, 2014. Also tell us how and when these prior financial statements errors were identified.

Response:

On March 9, 2015, the Company retained the public audit accounting firm of MaloneBailey, LLP, located in Houston, Texas (“MaloneBailey”). MaloneBailey audited the consolidated financial statements of the Company for the fiscal years ending December 31, 2013 and 2014. During the course of its audit, MaloneBailey identified items and suggested the adjustments described in Note 13 to the financial statements, and the Company revised its financial statements for prior periods, to reflect such adjustments.

The Company evaluated the effect of the financial statement revisions on all relevant periods in accordance with Staff Accounting Bulletin (“SAB”) 99 and SAB 108, and determined that the impact of the revisions on its previously filed annual financial statements for the fiscal years ended December 31, 2011, December 31, 2012, and December 31, 2013, was not material.

The revisions that were made to prior periods as described in Note 13, when taken as a whole, did not result in a material effect on the financial statements of the Company.

Accordingly, our original conclusion on the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2014 is unchanged.

Management’s Annual Report on Internal Control Over Financial Reporting, page 65

10.	On May 14, 2013, Committee of Sponsoring Organizations (“COSO”) issued its updated Internal Control - Integrated Framework (the “Updated Framework”). We note your Management’s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Internal Control – Integrated Framework that was used to perform your assessment as required by item 308(a)(2) of Regulation S-K. Please tell us the framework you used - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment of your internal control over financial reporting.

Response:

The Internal Control – Integrated Framework we used was the original framework from 1992 required by Section 404 of the Sarbanes Oxley Act of 2002.

We are developing our plan to transition from the original framework to the COSO 2013 Internal Control - Integrated Framework.

We will include in future filings a report that identifies the version of the COSO Integrated Framework used in the assessment of internal control over financial reporting.

pg. 5

Changes in Internal Controls over Financial Reporting, page 65

11.	We note your disclosure that you have not made any changes in your internal controls over financial reporting that occurred during the period covered by this report on Form 10-K. Please tell us whether the Company has made any changes, or plans to make future changes, to address the significant deficiencies and/or material weaknesses that resulted in the errors identified in prior financial statements disclosed in Note 13.

Response:

As noted in our response to comment number 9, our original conclusion on the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2014 was unchanged.

However, in view of our auditor’s identification of the few items requiring adjustment identified in Note 13, and the Company’s revision of its financial statements for prior periods to reflect such adjustments, the Company is continually looking for ways to enhance its internal controls over financial reporting.

Further to these responses to your comments as provided above, we respectfully request your permission to include the changes you have requested in the Form 10-K for fiscal year ending December 31, 2015 in lieu of amending the Form 10-K for fiscal year ending December 31, 2014. The Form 10-K for fiscal year ending December 31, 2015 is expected to be filed by April 15, 2016.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And, thank you for your professional attention.

Respectfully,

/s/ K.W. (“K.D.”) Diepholz

Chairman / CEO

pg. 6